FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-193376-02

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-193376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or by e-mailing prospectus.cpdg@db.com.

Deutsche Mortgage & Asset Receiving Corporation, COMM 2014-UBS2 Commercial
Mortgage Pass-Through Certificates

March 3, 2014

UPDATE to the free writing prospectus (structural and collateral term sheet), dated February 26, 2014, and the free writing prospectus, dated February 26, 2014 (the “Primary Free Writing Prospectus”).

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Primary Free Writing Prospectus.

***

COLLATERAL UPDATES

KeyBank National Association (“KeyBank”), as Master Servicer, will appoint Berkadia Commercial Mortgage LLC (“Berkadia”) as the primary servicer of 56 Mortgage Loans, representing approximately 89.7% of the Initial Outstanding Pool Balance (the “Subserviced Loans”) pursuant to that certain Amended and Restated Subservicing Agreement dated as of January 18, 2013 (the “Berkadia Subservicing Agreement”).

Summary of Berkadia Subservicing Agreement

General.  The primary servicing of the Subserviced Loans will be governed by the Berkadia Subservicing Agreement.  The following summary describes certain provisions of the Berkadia Subservicing Agreement relating to the servicing and administration of the Subserviced Loans.

Summary of Duties.  With respect to the Subserviced Loans, Berkadia, as primary servicer, will be responsible for performing the primary servicing of such mortgage loans in a manner consistent with the Pooling and Servicing Agreement and the Servicing Standard. Primary servicing will include:

●	maintaining the servicing file and releasing files upon borrower request or payoff of such mortgage loan as approved by the Master Servicer;

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(i) promptly providing Master Servicer with a copy of any repurchase demand received by the subservicer, (ii) within five (5) business days of discovery, notifying the Master Servicer in writing of any discovered document defect or breach of mortgage loan representation, and (iii) cooperating with the Master Servicer in pursuing its obligations to make a repurchase claim against the related mortgage loan seller;

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collecting monthly payments and escrow and reserve payments and maintaining a primary servicer certificate account and applicable escrow and reserve accounts to hold such collections in accordance with the terms of the Pooling and Servicing Agreement;

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remitting to the Master Servicer on a timely basis monthly payments less any primary servicer fees, and other borrower paid fees such as late payment charges, assumption fees, modification fees, and charges for prepayment, defeasance, and lease reviews that Berkadia is entitled to retain pursuant to the Berkadia Subservicing Agreement;

●	preparing such reports, including property inspection reports, monthly remittance reports, and such other reports as reasonably requested by the Master Servicer from time to time;

●	collecting quarterly and annual budgets, rent rolls, and operating statements;

●	performing inspections of the related mortgaged property and providing inspection reports to the Master Servicer according to the requirements under the Pooling and Servicing Agreement;

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monitoring tax amounts due and borrower insurance obligations on such loans and related specially serviced mortgage loans and obtaining such property level insurance when the borrower fails to maintain such insurance;

●	maintaining errors and omissions insurance and an appropriate fidelity bond;

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notifying the Master Servicer of any borrower requests or transactions; provided, however, that Berkadia will not approve or consummate any borrower request or transaction without obtaining the prior written consent of the Master Servicer;

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promptly notifying Master Servicer of any defaults under the Subserviced Loans, collection issues, or customer issues; provided that Berkadia will not take any action with respect to enforcing such loans (including enforcing an ARD mortgage loan after its anticipated repayment date) without the prior written approval of the Master Servicer; and

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reasonably cooperating with the Master Servicer to facilitate the timely performance of all servicing responsibilities of the Master Servicer under the Pooling and Servicing Agreement that are not being performed by Berkadia under the Berkadia Subservicing Agreement.

Berkadia will provide to the Master Servicer access to all of the servicing files, mortgage loan files, and the servicing systems maintained by Berkadia with respect to the Subserviced Loans.  Berkadia's custodial responsibilities are limited to electronic copies of the primary servicing files.  Berkadia will fully cooperate with the Master Servicer’s performance of its servicing responsibilities under the Pooling and Servicing Agreement, including the REMIC provisions.  Berkadia will take, or refrain from taking, any action the Master Servicer directs in writing relating to Berkadia’s responsibilities under the Berkadia Subservicing Agreement.

Berkadia will also timely provide such certifications, reports, and registered public accountant attestations required by the Berkadia Subservicing Agreement or by the Master Servicer to permit it to comply with the Pooling and Servicing Agreement and the depositor to comply with its Exchange Act reporting obligations.

The Master Servicer and Berkadia will each designate a portfolio manager and other appropriate personnel to receive documents and communications between each other so that Berkadia may perform its obligations under the Berkadia Subservicing Agreement and the Master Servicer may perform its supervisory authority over Berkadia.  Berkadia will not communicate directly with the special servicer, the directing holder, any Rating Agency, NRSRO, or any other similar person except in very limited circumstances set forth in the Berkadia Subservicing Agreement.

Berkadia will have no obligation to make any principal and interest advances.  Berkadia is obligated to make servicing advances with respect to taxes and insurance (“T&I Advances”) when the Master Servicer is otherwise required to make such T&I Advances under the Pooling and Servicing Agreement.  Berkadia is entitled to be reimbursed for any such T&I Advances in the same manner the Master Servicer is entitled to be reimbursed under the Pooling and Servicing Agreement.  Berkadia is permitted to advance interest on any T&I Advance at the prime rate commencing from the date such T&I Advance was made to the business day that Berkadia is reimbursed for such T&I Advance.  Other than T&I Advances, Berkadia has no other obligation to make any servicing advances.

Berkadia will not perform any of the restricted servicing actions set forth in the Berkadia Subservicing Agreement without the prior written approval of the Master Servicer.  Such consent may be subject to the prior approval of the special servicer, any required Certificateholder, the Rating Agencies, and any other person, as applicable, if required under the Pooling and Servicing Agreement, which approvals will be requested by the Master Servicer.

Compensation.  Under the Berkadia Subservicing Agreement, Berkadia is entitled to retain a portion of the servicing fees and additional servicing compensation that is payable to the Master Servicer under the PSA.  The Issuing Entity will not have any obligation or be liable for the payment to Berkadia of any servicing compensation payable to Berkadia under the Berkadia Subservicing Agreement in excess of the servicing compensation payable to the Master Servicer.

Berkadia will be required to promptly remit to the Master Servicer any additional servicing compensation or other amounts received by it that Berkadia is not entitled to retain.  Except as otherwise provided, Berkadia will pay all its overhead and similar expenses incurred by it in connection with its servicing activities under the Berkadia Subservicing Agreement. Notwithstanding the foregoing, Berkadia will not be entitled to receive any portion of any compensation, fee, or other amount that is payable to the special servicer.

Indemnification; Limitation of Liability.  Berkadia and its directors, officers, agents, or employees (the “Berkadia Parties”) will have no liability to the Master Servicer for any action or inaction, done in good faith pursuant to the Berkadia Subservicing Agreement, or for errors in judgment.  However, this will not protect the Berkadia Parties against losses resulting from any breach of representations or warranties, any expense or liability specifically required to be borne by Berkadia without right of reimbursement, any specific liability imposed on Berkadia for a breach of the accepted servicing practices, or any liability that would otherwise be imposed on Berkadia by reason of its misfeasance, bad faith, fraud, negligence, or willful violation of applicable law in the performance of its duties under the Berkadia Subservicing Agreement or by reason of its negligent disregard of its obligations or duties under the Berkadia Subservicing Agreement.  The Berkadia Parties will be indemnified and held harmless by the Master Servicer against any loss, liability, cost or expense (including reasonable legal fees and expenses) in connection with any claim or legal action incurred by reason of (i) the servicing of the Subserviced Loans prior to Berkadia’s servicing of the Subserviced Loans, (ii) the Master Servicer’s (A) willful misfeasance, bad faith, or negligence in the performance of its obligations or duties under the Berkadia Subservicing Agreement, (B) material breach of its covenants or duties under the Berkadia Subservicing Agreement, (C) willful violation of applicable law in the performance of its obligations under the Berkadia Subservicing Agreement, or (D) breach of a representation or warranty made by Master Servicer in the Berkadia Subservicing Agreement, or (iii) the taking, or the refraining from the taking, of any action pursuant to the express written direction of the Master Servicer.  The Master Servicer agrees to use reasonable efforts to pursue the trust for indemnification against any loss, liability or expense incurred by Berkadia in connection with the performance of its duties and obligations as to which the Pooling and Servicing Agreement grants to the Master Servicer’s agents a right to indemnification from the trust.

Berkadia will indemnify and hold harmless the Master Servicer and its directors, officers, agents or employees against any loss, damage, liability, penalty, fine, forfeiture, cost, or expense (including reasonable legal fees and expenses) in connection with any claim or legal action incurred by reason of Berkadia’s (i) breach of any representation or warranty made in the Berkadia Subservicing Agreement (ii) breach of its Exchange Act reporting obligations in the Berkadia Subservicing Agreement, (iii) certification required under its Exchange Act obligations containing any material inaccuracy, (iv) willful misconduct, misfeasance, bad faith, or negligence in the performance of its obligations under the Berkadia Subservicing Agreement, (v) material breach of any of its covenants or obligations under the Berkadia Subservicing Agreement, (vi) willful violation of applicable law in the performance of its obligations under the Berkadia Subservicing Agreement, or (vii) breach of accepted servicing practices.  Berkadia will not be required to indemnify Master Servicer for any action or inaction at the express direction of Master Servicer or with the specific consent of Master Servicer.

Termination.  The Berkadia Subservicing Agreement will be terminated with respect to Berkadia if any of the following occurs:

●	Upon the purchase, repurchase, or replacement of a Subserviced Loan pursuant to the Pooling and Servicing Agreement;

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If Master Servicer’s responsibilities and duties as Master Servicer under the Pooling and Servicing Agreement have been assumed by the trustee, and the trustee has elected to terminate Berkadia pursuant to the Pooling and Servicing Agreement;

●	If Master Servicer (or the depositor, if applicable) elects to terminate Berkadia following an event of default by Berkadia under the Berkadia Subservicing Agreement;

●	If required by the Pooling and Servicing Agreement, with respect to any Subserviced Loan, such Subserviced Loan becoming a Specially Serviced Loan or REO Loan; or

●	Pursuant to any other agreement between the Master Servicer and Berkadia in accordance with any provision thereof that expressly provides for the termination of the Berkadia Subservicing Agreement.

 “Berkadia Event of Default”, means any one of the following events:

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any act, omission, or failure to act by Berkadia that results in a written notice of an event of default, under the Pooling and Servicing Agreement being delivered to Master Servicer or Berkadia by a party to the Pooling and Servicing Agreement, and,

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if Master Servicer has a cure period of at least 10 days under the Pooling and Servicing Agreement, Berkadia fails to cure within a time period that is five (5) days less than the cure period provided to the Master Servicer in the Pooling and Servicing Agreement and after receiving written notice of the default from Master Servicer at least 2 business days prior to the expiration of the cure period provided to Berkadia under the Berkadia Subservicing Agreement; or

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if the Master Servicer has a cure period under the Pooling and Servicing Agreement that is less than 10 days long, Berkadia fails to cure within a time period that is 1 business day less than the cure period provided to the Master Servicer in the Pooling and Servicing Agreement and after receiving prompt notice of the default from Master Servicer prior to the expiration of the cure period provided to Berkadia under the Berkadia Subservicing Agreement; or

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any act, omission, or failure to act by Berkadia that constitutes, causes, or results in an event of default of the Master Servicer under the Pooling and Servicing Agreement, which is not cured within the cure period set forth in the Pooling and Servicing Agreement and which provides any party to the Pooling and Servicing Agreement with the right to terminate the Master Servicer or cause the Master Servicer to be terminated under the Pooling and Servicing Agreement; or

●	any act, omission, or failure to act by Berkadia that causes the Master Servicer to be terminated or results in the Master Servicer being terminated under the Pooling and Servicing Agreement; or

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any failure by Berkadia to remit to Master Servicer any amount required to be remitted pursuant to the Berkadia Subservicing Agreement, which failure continues unremedied until 6:00 p.m. (New York City time) on the date such remittance is due; provided that to the extent Berkadia does not timely make remittances, Berkadia shall pay to the Master Servicer interest on any amount not timely remitted at the prime rate from and including the applicable required remittance date to but not including the date such remittance is actually made; or

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any failure by Berkadia to timely deliver to the Master Servicer or any other person any report or information required to be delivered pursuant to the Berkadia Subservicing Agreement, which failure continues unremedied for 1 business day after Berkadia’s receipt of notice from the Master Servicer of such failure; or

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except as otherwise permitted pursuant to the Berkadia Subservicing Agreement, Berkadia’s (A) assignment of the Berkadia Subservicing Agreement, (B) assignment or delegation of all or any portion of its servicing duties or obligations under the Berkadia Subservicing Agreement, or (C) assignment of all or any portion of its rights to servicing compensation under the Berkadia Subservicing Agreement, which assignment would have a material adverse effect on the performance by Berkadia of its duties under the Berkadia Subservicing Agreement; or

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any failure by the Subservicer to deposit into the a designated accounts any amount required to be deposited under the Berkadia Subservicing Agreement, which failure continues unremedied for 1 business day following the date on which such deposit was first required to be made; or

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except as otherwise specified, any failure by Berkadia to observe or perform in any material respect any other of the covenants or agreements in the Berkadia Subservicing Agreement, which failure continues unremedied for a period of 25 days (or 10 days in the case of a failure to pay the premium for any insurance policy required to be maintained) after the date on which written notice of such failure, is given to Berkadia; provided, however, that, with respect to any such failure (other than a failure to pay insurance policy premiums) that is not curable within such 25 day period, Berkadia has an additional 30 day cure period so long as Berkadia has commenced to cure such failure within the initial 25 day period and has provided the Master Servicer with an officer’s certificate certifying that it has diligently pursued, and is continuing to pursue, a full cure and such delay does not materially or adversely affect the Master Servicer or the Certificateholders

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any failure by Berkadia to (A) comply with any of the Exchange Act requirements under the Berkadia Subservicing Agreement or under the Pooling and Servicing Agreement that are applicable to Berkadia, including the failure to deliver any required reports or certificates at the time such report or certification is required or (B) deliver any performance certification or any items required by Items 1122 and 1123 of Regulation AB that it is required to deliver under any other pooling and servicing agreement relating to any other series of certificates offered by the Depositor; or

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a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator, receiver, liquidator, trustee or similar official in any bankruptcy, insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against Berkadia and such decree or order shall have remained in force undischarged, undismissed or unstayed for 50 days; or

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Berkadia consents to the appointment of a conservator, receiver, liquidator, trustee or similar official in any bankruptcy, insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to it or of or relating to all or substantially all of its property; or

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Berkadia admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable bankruptcy, insolvency or reorganization statute, makes an assignment for the benefit of its creditors, voluntarily suspends payment of its obligations, takes any corporate action in furtherance of the foregoing, or takes any other actions indicating its insolvency or inability to pay its obligations; or

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Master Servicer receives notice that if Berkadia continues to act in such capacity, the rating or ratings on one or more classes of Certificates will be downgraded or withdrawn, and the related rating agency is citing servicing concerns relating to Berkadia as subservicer as the sole or material factor in such action; or

●	failure by Berkadia to maintain the ratings required of a subservicer under the Pooling and Servicing Agreement; or

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a rating agency has (i) qualified, downgraded or withdrawn its rating or ratings of one or more classes of Certificates, or (ii) placed one or more classes of Certificates on “watch status” in contemplation of rating downgrade or withdrawal and, in the case of either of clauses (i) or (ii), citing servicing concerns with Berkadia as a material factor in such rating action (and such qualification, downgrade, withdrawal or “watch status” placement has not been withdrawn by such rating agency within 20 days of such event).

Notwithstanding the foregoing, upon any termination of Berkadia, Berkadia will be entitled to receive all accrued and unpaid primary servicing fees through the date of termination.
The foregoing information set forth in this “Summary of Berkadia Subservicing Agreement” section has been provided by KeyBank.

Berkadia Commercial Mortgage LLC

Berkadia is a limited liability company organized under the laws of the state of Delaware.  Berkadia is wholly-owned (indirectly) by Leucadia National Corporation and Berkshire Hathaway Inc.

Berkadia is one of the largest servicers of commercial real estate loans in the United States and is a rated primary, master and special servicer. The Berkadia team has experience with servicing commercial and multifamily mortgage loans in commercial mortgage-backed securities transactions dating back to 1995.  In addition, Berkadia carries out servicing activities on a contracted basis for third parties such as insurance companies, banks and other financial institutions. Berkadia’s principal office location is: 118 Welsh Road, Horsham, Pennsylvania 19044 with telephone number: (215) 328-3200.

As of December 31, 2013, Berkadia had a primary/master servicing portfolio of approximately 28,000 loans with an unpaid principal balance of $238.0 billion.  The table below contains information on the size and growth of the portfolio of commercial and multifamily loans from 2011 to 2013 in respect of which Berkadia has acted as master and/or primary servicer:
Calendar Year End
Portfolio—Primary/Master Servicing[(1)]	2011	2012	2013
CMBS (US)	99.5 billion	86.8 billion	75.8 billion
Other	80.7 billion	110.5 billion	162.2 billion
Total	180.2 billion	197.3 billion	238.0 billion

(1) Includes performance of primary/master servicing functions as a sub-servicer.

Berkadia currently maintains ratings from Fitch, Inc. (“Fitch”), Standard & Poor’s Ratings Services (“S&P”) and Morningstar Credit Ratings LLC (“Morningstar”).  Berkadia’s primary servicing operations are rated CPS1- from Fitch, STRONG from S&P, and CS1 from Morningstar.  Berkadia’s master servicing operations are rated CMS2 from Fitch, STRONG from S&P and CS1 from Morningstar.  Berkadia’s special servicing operations are rated ABOVE AVERAGE from S&P and CS2 from Morningstar.

Berkadia has developed policies, procedures and controls for the performance of its servicing obligations in compliance with applicable servicing agreements, and the applicable servicing criteria set forth in Item 1122 of Regulation AB.  Berkadia reviews its policies and procedures regularly and updates them on an annual basis to ensure that they reflect its current servicing practices.  There were no material changes made to the policies and procedures in order for Berkadia to be named KeyBank’s sub-servicer in connection with this transaction.

Berkadia has an established business continuity program that is tested regularly in accordance with its policies and procedures.  In the event of a disruption, all functions of the disrupted facility would transfer to a steady business recovery facility, providing access to all data and tools to continue to perform its servicing duties.  Berkadia’s business continuity program is tested and updated on an annual basis.

Berkadia maintains a multi-application mortgage-servicing technology platform, with multiple capabilities and reporting functions, to facilitate the processing of its servicing activities.  Berkadia may, from time to time, engage third party contractors or vendors to assist in performing certain routine servicing functions.  Berkadia monitors and reviews its third party contractors and vendors in compliance with its internal procedures and applicable law.

No securitization transaction involving commercial mortgage loans in which Berkadia was acting as master servicer, special servicer and/or sub-servicer has experienced an event of default as a result of any action or inaction of Berkadia as master servicer, special servicer and/or sub-servicer, including as a result of Berkadia’s failure to comply with the applicable servicing criteria in connection with any securitization transaction.

Berkadia Services India Private Limited, located in Hyderabad (Andra Pradesh) India, has been assisting in the performance of servicing functions for Berkadia and Berkadia’s predecessors since 2002.  Berkadia Services India Private Limited reports to the Executive Vice President of Servicing at Berkadia.

From time to time Berkadia and its affiliates are parties to lawsuits and other legal proceedings arising in the ordinary course of business.  Berkadia does not believe that any such lawsuits or legal proceedings would, individually or in the aggregate, have a material adverse effect on its business or its ability to serve as sub-servicer in connection with this transaction.

The foregoing information set forth in this “Berkadia Commercial Mortgage LLC” section has been provided by Berkadia.

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Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not included herein.  The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-800-503-4611 or e-mailing a request to prospectus.cpdg@db.com.

The asset-backed securities referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis.  You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued.  Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date.  If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination").  If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class.  To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein.  Deutsche Bank Securities Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes.  The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options).  Deutsche Bank Securities Inc. and the other underwriters may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and subject to change.  Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities.  These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.  You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

IRS CIRCULAR 230 NOTICE:  THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.